CALEDONIA MINING CORPORATION

ANNUAL  MEETING OF SHAREHOLDERS

MAY 31, 2007

INSTRUMENT OF PROXY

SOLICITED BY MANAGEMENT

This Proxy must be read in conjunction with the accompanying Notice of Annual  Meeting of Shareholders and the Management Information Circular.

The undersigned shareholder of Caledonia Mining Corporation (the "Corporation"), hereby appoints Stefan Hayden, or failing him, J. Johnstone , or failing him,    _____________________        as proxyholder with power of substitution, to attend, vote and otherwise act for the undersigned and on the undersigned's behalf at the above-noted Meeting of the Shareholders of the Corporation and at any adjournments thereof (the "Meeting").

The undersigned hereby revokes any proxy previously given in respect of the Meeting and directs that the common shares of the Corporation registered in the name of the undersigned are to be voted (or withheld from voting) with respect to the matters referred to in the notice of Meeting as follows:

1.

VOTED in respect of the election as directors of the following nominees referred to in the Management Information Circular dated April 20, 2007, namely:

	For	Withheld
G.R. Pardoe
S.E. Hayden
C.R. Jonsson
J. Johnstone
F.C. Harvey
R.G. Fasel
R. Liverant

2.

VOTED [          ] or WITHHELD FROM VOTING [           ] in respect of the re-appointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed and in respect of the authorization of the directors to fix the remuneration of the auditors.

3.

VOTED [         ] or AGAINST [       ] resolution to approve new Stock Option Plan.

The common shares of the Corporation represented by this Proxy will be voted or withheld from voting in accordance with the directions given above, if any, in respect of any ballot that may be called for at the Meeting.  Where no choice is specified above, this Proxy is to be VOTED or VOTED FOR with respect to the above matters.

This Proxy confers discretionary authority as to any amendments or variations proposed at the Meeting in respect of the matters identified above, and as to any other matters that may properly come before the Meeting.  As of the date hereof, management of the Corporation knows of no such amendment or other matter.

DATED this              day of May, 2007.

(Signature of Shareholder)

(Name of Shareholder)

Please print your name exactly as it appears on the share certificate representing you shares of the Corporation.  Unless this Proxy is dated in the space above provided for that purpose, it shall be deemed to be dated May 29,  2007.  This form of Proxy must be signed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

A shareholder may appoint a proxyholder (who need not be a shareholder) other than the persons designated in this form of Proxy, to attend, vote and act on his/her/its behalf at the Meeting.  To exercise this right, the shareholder should either (i) insert such person's name in the space provided or (ii) submit another proper form of proxy.

Shareholders who cannot attend the Meeting in person are requested to date, sign and return this form of Proxy to the Corporation's Transfer Agent at the address set out below to arrive not later than 4:30 p.m. (Toronto time) on May 29, 2007.

Equity Transfer & Trust Company

Suite 400

200 University Avenue

Toronto, Ontario

M5H 4H1

Or by fax to:  (416) 361-0470